



03019685

NO ACT
P.E 3-28-03
0-24438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/31/2003

Bradley D. Houser
Akerman Senterfitt
One Southeast Third Avenue
28th Floor
Miami, FL 33131-1714

Re: Wackenhut Corrections Corporation

Dear Mr. Houser:

This is in regard to your letter dated March 28, 2003 concerning the shareholder proposal submitted by Robert Bishop for inclusion in Wackenhut Corrections' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wackenhut Corrections therefore withdraws its January 24, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Robert Bishop
16594 90th Street North
Loxahatchee, FL 33470


SEC MAIL
PROCESSING
RECEIVED
JAN 27 2003
WASH. D.C.
181
SECTION

Boca Raton
Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
West Palm Beach

Akerman Senterfitt
ATTORNEYS AT LAW

One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714

www.akerman.com

305 374 5600 *tel* 305 374 5095 *fax*

January 24, 2003

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Wackenhut Corrections Corporation

Ladies and Gentlemen:

We are writing on behalf of our client, Wackenhut Corrections Corporation, a Florida corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes from its proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") certain shareholder proposals (the "Proposals") submitted to the Company by Robert Bishop (the "Proponent"). The Proposals and accompanying supporting statements are included in the Proponent's letter to the Company, a copy of which is attached to this letter as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposals from the Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Background

On November 26, 2002, the Company received a letter dated November 25, 2002 from the Proponent requesting that the Company include two Proposals in the Company's Proxy Materials. The letter is attached hereto as Exhibit A.

The text of the resolution included in the first Proposal (the "First Proposal") is as follows:

> "RESOLVED, [the Company] adopts the policy that 50% of the options exercised by Management must be held for a period of one (1) year before sale. Furthermore, these shares may not be sold within three (3) months of the subsequent year's sale of options exercised. The remaining 50% of options exercised may be sold immediately to cover the cost of exercising the options and the taxes due on the transaction."

The text of the resolution included in the second Proposal (the "Second Proposal") is as follows:

> "RESOLVED, [the Company] adopts the policy of paying a .20 per share dividend."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposals are properly excludable from the Proxy Materials.

Discussion

I. Bases for Exclusion of the First Proposal

A. The First Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Matter for Shareholder Action Under Florida Law

Rule 14a-8(i)(1) permits a company to exclude from its proxy materials a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The First Proposal would require the Company to take action that, under Florida state law, falls within the scope of the powers of the Company's Board of Directors and is therefore not a proper matter for direct shareholder action. Section 607.0801(2) of the Florida Business Corporation Act (the "FBCA") states in pertinent part that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitations set forth in the articles of incorporation." The First Proposal purports to limit this broad authority granted to the Board of

Directors under Florida state law by mandating certain action with respect to the compensation of the Company's management, regardless of whether such action, in the judgment of the Board of Directors, is in the best interests of the Company. Since the First Proposal impinges on the discretionary authority reserved to the Company's Board of Directors under the FBCA, it is not a proper matter for shareholder action under Florida state law.

Additionally, the note to Rule 14a-8(i)(1) provides that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The First Proposal is a mandatory proposal which, if adopted, would be binding on the Company without any action by the Company's Board of Directors.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See Ford Motor Co. (March 19, 2001); American National Bankshares, Inc. (February 26, 2001); AMERCO (July 21, 2000). In particular, this principle has been applied by the Staff to proposals that mandate action on management compensation related issues, an area generally reserved to the discretion of the board of directors under state law. See Phillips Petroleum Company (March 13, 2002) (proposal requiring adoption of a formula for limiting increases in the compensation of certain officers); PPL Corporation (February 19, 2002) (proposal requiring a decrease in the retainer payable to non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on the compensation of non-employee directors).

Because the First Proposal mandates action with respect to management compensation matters, decisions with respect to which are within the discretion of the Company's Board of Directors under Florida state law, we are of the opinion that the First Proposal is not a proper matter for shareholder action under Florida state law and is excludable under Rule 14a-8(i)(1). Based on the foregoing, the Company respectfully requests the Staff's concurrence that the First Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the First Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(1).

B. The First Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because It Requires Action That Would Cause a Violation of Law

Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a shareholder proposal that "would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

The Company has various existing compensation agreements with members of management, including agreements that govern outstanding management stock options. The First Proposal purports to apply to all stock options exercised by management, including options that have been granted prior to the targeted effective date of the First Proposal. The application of the First Proposal to outstanding management stock options would, therefore, require the Company to unilaterally amend its existing compensation agreements with members of management. Is it well-established law in the State of Florida that one party to a contract may not unilaterally amend the terms of the contract absent specific contractual authority to do so. The Company's existing compensation agreements do not provide for unilateral amendment by the Company. Accordingly, the First Proposal, which would require the unilateral amendment by the Company of its existing compensation agreements with members of management, would cause the Company to be in breach of those agreements, a violation of Florida state law.

In the past, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals if the proposals could cause a company to breach existing compensation agreements or arrangements. See NetCurrents, Inc. (June 1, 2001); International Business Machines Corp. (December 15, 1995).

Because the First Proposal would cause the Company to breach existing compensation agreements we are of the opinion that it would, if implemented, cause the Company to violate Florida state law and is excludable under Rule 14a-8(i)(2). Based on the foregoing, the Company respectfully requests the Staff's concurrence that the First Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the First Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(2).

II. Basis for Exclusion of the Second Proposal

The Second Proposal May Be Excluded Pursuant to Rule 14a-8(i)(13) Because It Relates to a Specific Amount of Cash Dividends

Rule 14a-8(i)(13) permits a company to exclude from its proxy materials a shareholder proposal that "relates to specific amounts of cash or stock dividends."

The Second Proposal would require the Company to pay a ".20 dividend." The Staff has uniformly permitted the exclusion of shareholder proposals that would require the payment of a specific amount of a cash or stock dividend. See Commonwealth Energy Corporation (November 15, 2002) (proposal requiring a dividend of $10 for each $1 in bonus compensation paid to management); General Motors Corporation (April 7, 2000) (proposal to increase dividend to $0.06 per quarter); RJR Nabisco Holdings Corp. (December 8, 1995) (proposal relating to a specific ratio for a stock split).

Because the Second Proposal directs the Company to declare a .20 dividend, the Second Proposal relates to a specific amount of cash dividends and is therefore excludable under Rule 14a-8(i)(13). Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Second Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(13).

Conclusion

For the foregoing reasons, the Company believes that it may properly omit the Proposals from the Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposals are so excluded. If the Staff does not concur with this position, we would very much appreciate an opportunity to confer with the Staff concerning these matters prior the issuance of its Rule 14a-8 response.

If you have any questions or desire any additional information relating to the foregoing, please contact me directly at (305) 982-5658. Thank you for your consideration of this matter.

Very truly yours,

AKERMAN SENTERFITT



Bradley D. Houser

BDH/jg

Enclosures

EXHIBIT A

November 25, 2002

WCC Board of Directors
Wackenhut Corrections Corporation
4200 Wackenhut Drive, 2nd Floor
Palm Beach Gardens, FL 33410-4243

RE: Shareholder Proposals

Proposal #1:

Submitted by: Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, during the past two years Management has exercised options and immediately sold 100% of the shares exercised.

WHEREAS, the price of WCC stock, 'WHC', has subsequently dropped approximately $2 per share, each year, following Management's sale of the shares they exercised.

RESOLVED, WCC adopts the policy that 50% of the options exercised by Management must be held for a period of one (1) year before sale. Furthermore, these shares may not be sold within three (3) months of the subsequent year's sale of options exercised. The remaining 50% of options exercised may be sold immediately to cover the cost of exercising the options and the taxes due on the transaction.

Supporting Statement:

As a stockholder, I view the immediate sale of 100% of the shares exercised by Management as a statement that:

1. They do not have any confidence in their ability to run WCC.
2. They do not have any confidence in the Company to continue to grow and continue to show increasing profits.
3. If Management does not have confidence in WCC, why should I, as an investor, or any other investor or potential buyer of Group 4's 57% ownership, have confidence in WCC?

The purpose of this proposal is to increase the price of WCC stock.

Proposal #2:

Submitted by: Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, the stock price is not appreciating with the recent upswing in the market.

WHEREAS, the Company continues to show a consistent profit.

WHEREAS, the Company continues to grow in the International market.

RESOLVED, WCC adopts the policy of paying a .20 per share dividend.

Supporting Statement:

As a stockholder and active investor in various mutual funds, individual stocks, and the bond market, I look for value in my investments. Value comes through either a direct increase in the market value of the investment or through dividends, which increase the shares owned, and thus an increase in the market value.
In today's market, companies that pay dividends are more attractive to investors, creating more of a demand for the stock, and increasing the trading price of the stock.

Thank you for your time in this matter.

Sincerely,

Robert Bishop
16594 90th Street North
Loxahatchee, FL 33470


Akerman Senterfitt
ATTORNEYS AT LAW

Boca Raton
Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
West Palm Beach

One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714
www.akerman.com
305 374 5600 *tel* 305 374 5095 *fax*

March 28, 2003

VIA FACSIMILE: (202) 942-9525

Ms. Grace Lee
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Wackenhut Corrections Corporation

Dear Ms. Lee:

We are writing on behalf of our client, Wackenhut Corrections Corporation, a Florida corporation (the "Company"). We make reference to our letter, dated January 24, 2003 (the "Letter"), whereby we requested on behalf of the Company confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission would not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company were to exclude from its proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") certain shareholder proposals (the "Proposals") submitted to the Company by Robert Bishop (the "Proponent"). The Letter, which includes as an exhibit the Proponent's letter, dated November 25, 2002, containing the Proposals, is attached hereto as Annex A.

We have been notified by the Company that the Proponent has withdrawn the Proposals by letter dated March 28, 2003, a copy of which is attached hereto as Annex B. Accordingly, we respectfully withdraw our no-action letter request set forth in the Letter.

If you have any questions or desire any additional information relating to the foregoing, please contact me directly by telephone at (305) 982-5658 or by facsimile at (305) 374-5095.

Very truly yours,

AKERMAN SENTERFITT



Bradley D. Houser

BDH/jg
Enclosures

cc: John J. Bulfin


Akerman Senterfitt
ATTORNEYS AT LAW

One Southeast Third Avenue
25th Floor
Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel 305 374 5095 fax

Boca Raton
Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
West Palm Beach

Annex A

January 24, 2003

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D C 20549

Re Shareholder Proposal Relating to Wackenhut Corrections Corporation

Ladies and Gentlemen

We are writing on behalf of our client, Wackenhut Corrections Corporation, a Florida corporation (the "Company") Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes from its proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") certain shareholder proposals (the "Proposals") submitted to the Company by Robert Bishop (the "Proponent") The Proposals and accompanying supporting statements are included in the Proponent's letter to the Company, a copy of which is attached to this letter as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposals from the Proxy Materials to be proper Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Background

On November 26, 2002, the Company received a letter dated November 25, 2002 from the Proponent requesting that the Company include two Proposals in the Company's Proxy Materials. The letter is attached hereto as Exhibit A.

The text of the resolution included in the first Proposal (the "First Proposal") is as follows:

"RESOLVED, [the Company] adopts the policy that 50% of the options exercised by Management must be held for a period of one (1) year before sale. Furthermore, these shares may not be sold within three (3) months of the subsequent year's sale of options exercised. The remaining 50% of options exercised may be sold immediately to cover the cost of exercising the options and the taxes due on the transaction."

The text of the resolution included in the second Proposal (the "Second Proposal") is as follows:

"RESOLVED, [the Company] adopts the policy of paying a .20 per share dividend."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposals are properly excludable from the Proxy Materials.

Discussion

I. Bases for Exclusion of the First Proposal

A. The First Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Matter for Shareholder Action Under Florida Law

Rule 14a-8(i)(1) permits a company to exclude from its proxy materials a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The First Proposal would require the Company to take action that, under Florida state law, falls within the scope of the powers of the Company's Board of Directors and is therefore not a proper matter for direct shareholder action. Section 607.0801(2) of the Florida Business Corporation Act (the "FBCA") states in pertinent part that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitations set forth in the articles of incorporation." The First Proposal purports to limit this broad authority granted to the Board of

Directors under Florida state law by mandating certain action with respect to the compensation of the Company's management, regardless of whether such action, in the judgment of the Board of Directors, is in the best interests of the Company. Since the First Proposal impinges on the discretionary authority reserved to the Company's Board of Directors under the FBCA, it is not a proper matter for shareholder action under Florida state law.

Additionally, the note to Rule 14a-8(i)(1) provides that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The First Proposal is a mandatory proposal which, if adopted, would be binding on the Company without any action by the Company's Board of Directors.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See Ford Motor Co. (March 19, 2001); American National Bankshares, Inc. (February 26, 2001), AMERCO (July 21, 2000). In particular, this principle has been applied by the Staff to proposals that mandate action on management compensation related issues, an area generally reserved to the discretion of the board of directors under state law. See Phillips Petroleum Company (March 13, 2002) (proposal requiring adoption of a formula for limiting increases in the compensation of certain officers), PPL Corporation (February 19, 2002) (proposal requiring a decrease in the retainer payable to non-employee directors), PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on the compensation of non-employee directors).

Because the First Proposal mandates action with respect to management compensation matters, decisions with respect to which are within the discretion of the Company's Board of Directors under Florida state law, we are of the opinion that the First Proposal is not a proper matter for shareholder action under Florida state law and is excludable under Rule 14a-8(i)(1). Based on the foregoing, the Company respectfully requests the Staff's concurrence that the First Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the First Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(1).

B. The First Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because It Requires Action That Would Cause a Violation of Law

Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a shareholder proposal that "would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

The Company has various existing compensation agreements with members of management, including agreements that govern outstanding management stock options. The First Proposal purports to apply to all stock options exercised by management, including options that have been granted prior to the targeted effective date of the First Proposal. The application of the First Proposal to outstanding management stock options would, therefore, require the Company to unilaterally amend its existing compensation agreements with members of management. Is it well-established law in the State of Florida that one party to a contract may not unilaterally amend the terms of the contract absent specific contractual authority to do so. The Company's existing compensation agreements do not provide for unilateral amendment by the Company. Accordingly, the First Proposal, which would require the unilateral amendment by the Company of its existing compensation agreements with members of management, would cause the Company to be in breach of those agreements, a violation of Florida state law.

In the past, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals if the proposals could cause a company to breach existing compensation agreements or arrangements. See NetCurrents, Inc. (June 1, 2001), International Business Machines Corp. (December 15, 1995)

Because the First Proposal would cause the Company to breach existing compensation agreements we are of the opinion that it would, if implemented, cause the Company to violate Florida state law and is excludable under Rule 14a-8(i)(2) Based on the foregoing, the Company respectfully requests the Staff's concurrence that the First Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the First Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(2).

II Basis for Exclusion of the Second Proposal

The Second Proposal May Be Excluded Pursuant to Rule 14a-8(i)(13) Because It Relates to a Specific Amount of Cash Dividends

Rule 14a-8(i)(13) permits a company to exclude from its proxy materials a shareholder proposal that "relates to specific amounts of cash or stock dividends."

The Second Proposal would require the Company to pay a ".20 dividend." The Staff has uniformly permitted the exclusion of shareholder proposals that would require the payment of a specific amount of a cash or stock dividend. See Commonwealth Energy Corporation (November 15, 2002) (proposal requiring a dividend of $10 for each $1 in bonus compensation paid to management); General Motors Corporation (April 7, 2000) (proposal to increase dividend to $0.06 per quarter); RJR Nabisco Holdings Corp (December 8, 1995) (proposal relating to a specific ratio for a stock split)

Because the Second Proposal directs the Company to declare a .20 dividend, the Second Proposal relates to a specific amount of cash dividends and is therefore excludable under Rule 14a-8(i)(13). Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Second Proposal may be excluded from the Proxy Materials and that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Proxy Materials under Rule 14a-8(i)(13)

Conclusion

For the foregoing reasons, the Company believes that it may properly omit the Proposals from the Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposals are so excluded. If the Staff does not concur with this position, we would very much appreciate an opportunity to confer with the Staff concerning these matters prior the issuance of its Rule 14a-8 response.

If you have any questions or desire any additional information relating to the foregoing, please contact me directly at (305) 982-5658 Thank you for your consideration of this matter

Very truly yours,

AKERMAN SENTERFITT



Bradley D Houser

BDH/jg

Enclosures

EXHIBIT A

November 25, 2002

WCC Board of Directors
Wackenhut Corrections Corporation
4200 Wackenhut Drive, 2nd Floor
Palm Beach Gardens, FL 33410-4243

RE Shareholder Proposals

Proposal #1

Submitted by Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, during the past two years Management has exercised options and immediately sold 100% of the shares exercised

WHEREAS, the price of WCC stock, 'WHC', has subsequently dropped approximately $2 per share, each year, following Management's sale of the shares they exercised.

RESOLVED, WCC adopts the policy that 50% of the options exercised by Management must be held for a period of one (1) year before sale Furthermore, these shares may not be sold within three (3) months of the subsequent year's sale of options exercised. The remaining 50% of options exercised may be sold immediately to cover the cost of exercising the options and the taxes due on the transaction.

Supporting Statement:

As a stockholder, I view the immediate sale of 100% of the shares exercised by Management as a statement that.

1. They do not have any confidence in their ability to run WCC.
2. They do not have any confidence in the Company to continue to grow and continue to show increasing profits.
3. If Management does not have confidence in WCC, why should I, as an investor, or any other investor or potential buyer of Group 4's 57% ownership, have confidence in WCC?

The purpose of this proposal is to increase the price of WCC stock.

Proposal #2:

Submitted by: Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, the stock price is not appreciating with the recent upswing in the market.

WHEREAS, the Company continues to show a consistent profit.

WHEREAS, the Company continues to grow in the International market.

RESOLVED, WCC adopts the policy of paying a .20 per share dividend

Supporting Statement

As a stockholder and active investor in various mutual funds, individual stocks, and the bond market, I look for value in my investments. Value comes through either a direct increase in the market value of the investment or through dividends, which increase the shares owned, and thus an increase in the market value.
In today's market, companies that pay dividends are more attractive to investors, creating more of a demand for the stock, and increasing the trading price of the stock.

Thank you for your time in this matter

Sincerely,

Robert Bishop
16594 90th Street North
Loxahatchee, FL 33470

Annex B

March 28, 2003

WCC Board of Directors
Wackenhut Corrections Corporation
4200 Wackenhut Drive, 2nd Floor
Palm Beach Gardens, FL 33410-4243

Re: **Shareholder Proposals, dated November 25, 2002**

I make reference to my letter dated November 25, 2002, a copy of which is attached hereto as Annex A, in which I stated my intent to submit two shareholder proposals (the "Proposals") for consideration at the 2003 Annual Shareholders' Meeting of Wackenhut Corrections Corporation ("WCC"). This letter is to confirm that I hereby withdraw the Proposals and request that no reference to the Proposals be included in the proxy statement for the 2003 Shareholders' Meeting of WCC.

Very truly yours,



Robert Bishop
16594 90th Street North
Loxahatchee, FL 33470

Attachment

cc: Ms. Grace Lee
Securities and Exchange Commission
Division of Corporation Finance

John J. Bulfin
Wackenhut Corrections Corporation

Bradley D. Houser
Akerman Senterfitt

Annex A

November 25, 2002

WCC Board of Directors
Wackenhut Corrections Corporation
4200 Wackenhut Drive, 2nd Floor
Palm Beach Gardens, FL 33410-4243

RE: Shareholder Proposals

Proposal #1:

Submitted by: Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, during the past two years Management has exercised options and immediately sold 100% of the shares exercised.

WHEREAS, the price of WCC stock, 'WHC', has subsequently dropped approximately $2 per share, each year, following Management's sale of the shares they exercised.

RESOLVED, WCC adopts the policy that 50% of the options exercised by Management must be held for a period of one (1) year before sale. Furthermore, these shares may not be sold within three (3) months of the subsequent year's sale of options exercised. The remaining 50% of options exercised may be sold immediately to cover the cost of exercising the options and the taxes due on the transaction.

Supporting Statement:

As a stockholder, I view the immediate sale of 100% of the shares exercised by Management as a statement that:

1. They do not have any confidence in their ability to run WCC.
2. They do not have any confidence in the Company to continue to grow and continue to show increasing profits.
3. If Management does not have confidence in WCC, why should I, as an investor, or any other investor or potential buyer of Group 4's 57% ownership, have confidence in WCC?

The purpose of this proposal is to increase the price of WCC stock.

Proposal #2:

Submitted by: Robert Bishop, 16594 90th Street North, Loxahatchee, FL 33470, shareholder, hereby notifies the Company he intends to submit the following proposal at this year's annual meeting:

WHEREAS, the stock price is not appreciating with the recent upswing in the market.

WHEREAS, the Company continues to show a consistent profit.

WHEREAS, the Company continues to grow in the International market.

RESOLVED, WCC adopts the policy of paying a .20 per share dividend.

Supporting Statement:

As a stockholder and active investor in various mutual funds, individual stocks, and the bond market, I look for value in my investments. Value comes through either a direct increase in the market value of the investment or through dividends, which increase the shares owned, and thus an increase in the market value.
In today's market, companies that pay dividends are more attractive to investors, creating more of a demand for the stock, and increasing the trading price of the stock.

Thank you for your time in this matter.

Sincerely,

Robert Bishop
16594 90th Street North
Loxahatchee, FL 33470


Akerman Senterfitt
ATTORNEYS AT LAW

Boca Raton
Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
West Palm Beach

One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714

www akerman com

305 374 5600 *tel* 305 374 5095 *fax*

FAX COVER SHEET

From: Bradley D. Houser

Date: March 28, 2003

PLEASE DELIVER 13 PAGE(S) (including cover sheet) TO:

Name:	**Ms. Grace Lee**	**Fax Number:**	**202-942-9525**
Company:	United States Securities and Exchange Commission	Phone Number:	202-942-2825

Please call (305) 374-5600 Ext. 4040 if you do not receive all the pages.

Comments/Special Instructions

Client/Matter No: 10093/066381 Equitrac ID: 8437

{MI914458;1}